UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 6, 2014**



MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

IOWA	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

(515) 284-3000
(Registrant's telephone number,
including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure

Meredith Corporation (the Company) presented at the Citi 2014 Global Internet, Media and Telecommunications Conference on January 6, 2014. Chief Executive Officer Stephen M. Lacy discussed Company developments and responded to questions. The slide presentation is attached as an exhibit. An audio archive of the presentation will be accessible to the public on the Company's website, meredith.com. The audio archive will remain there through February 6, 2014.

Item 9.01   Financial Statements and Exhibits
      (d) Exhibits

         99 Slide presentation at the Citi 2014 Global Internet, Media and Telecommunications Conference on January 6, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec

_____

Joseph Ceryanec
Vice President - Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: January 6, 2014

Index to Exhibits

Exhibit Number	Item
99	Slide presentation at the Citi 2014 Global Internet, Media and Telecommunications Conference on January 6, 2014.



















Citi 2014 Global Internet, Media and Telecommunications Conference
January 6, 2014

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this presentation that are forward-looking include, but are not limited to, the statements regarding advertising revenues and investment spending, along with the Company's revenue and earnings per share outlook.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, or syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Agenda

❖ Meredith Overview

❖ National Media Group Growth Strategies

❖ Local Media Group Growth Strategies

❖ Financial Strategy

Strong Investment Thesis

1. **Powerful media and marketing company:**

   A) Trusted national brands and an unrivaled female reach

   B) Leading full-service global digital marketing agency

   C) Portfolio of highly-rated television stations in fast-growing markets

   D) Creative advertising and marketing solutions for clients

2. **Experienced management team with a proven record of operational excellence and value creation**

3. **Committed to Total Shareholder Return strategy**



Meredith at a Glance



National Media $1.1 Billion

- 100 million audience
- 50 million web visitors
- Growing licensing business
- Leading full-service marketer



Local Media $375 Million

- 12 TV stations reaching 10% of U.S. households
- Recent agreement to purchase 3 additional TV stations
- 60 million page views

(1) Includes announced purchase of KTVK and KASW in Phoenix and KMOV in St. Louis

Our National Media Group Reaches 100 Million American Women



YOUNG ADULTS	YOUNG FAMILIES	ESTABLISHED FAMILIES	WOMEN OF WORTH
18M	12M	26M	19M

Leading Global Digital Marketing Agency



Our capabilities:

- ❖ Digital CRM
- ❖ Social media
- ❖ Mobile marketing
- ❖ Web design
- ❖ Database marketing
- ❖ Healthcare marketing
- ❖ Custom publishing
- ❖ International

Our clients:

  

  

  

  

Vibrant Television Station Group



* Portland
(FOX + MYTV)
Las Vegas
(FOX)
*
Phoenix
(CBS,
Independent,
CW)
*
Kansas City
(CBS + MYTV)
St. Louis
(CBS)
Saginaw
(CBS)
* Springfield (CBS)
Hartford (CBS)
Nashville
(NBC)
* Greenville
(FOX)
Atlanta
(CBS + WPCH)

Monetizing Audience Scale Across Platforms


MEREDITH DIGITAL
MAGAZINE BRANDS
NATIONAL / LOCAL TV
MEREDITH
VIDEO STUDIOS
HISPANIC VENTURES
MEREDITH
XCELERATED MARKETING
meredith
DATABASE MARKETING
FamilyCircleCup
meredith SALES GUARANTEE
GAMMA BEAUTY
EXPERIENTIAL
MARKETING
RESEARCH /
CONSUMER INSIGHTS
RETAIL /
BRAND LICENSING
MEREDITH
PRINT ADVANTAGE
MEREDITH
CREATIVE SOLUTIONS

Growing Earnings Per Share



$2.03

$2.81

$2.91

9% CAGR

2009

2011

2013

Fiscal years
From continuing operations before special items

10

Pursuing Three Parallel Paths

❖ Organically grow **existing businesses**

❖ Continue as **industry consolidator** in print & related media

❖ Aggressively grow our **local television station group**



Executing Series of Strategic Growth Initiatives

- **Acquisitions expanding consumer reach and category diversity**
  - *Every Day with Rachael Ray*
  - *FamilyFun* and *EatingWell*
  - *Parenting and BabyTalk*







EveryDay
with Rachael Ray
super fun taco night!
FamilyFun
Hearts & Crafts
EatingWell
The Best of Spring

- **Increasing digital presence**
  - Purchased Allrecipes.com, World’s #1 food site
  - Created Meredith Women’s Digital Network
  - Introduced tablet editions and mobile apps



meredith digital allrecipes.com

- **Expanding licensing business**
  - Major expansion of Walmart program
  - Licensed BHG real estate to Realogy
  - Expanded international licensing activities





Walmart

Better Homes and Gardens REAL ESTATE

Executing Series of Strategic Growth Initiatives

❖ **Enhancing our broadcasting business**

– Expanding portfolio of television stations

 

– Growing advertising revenues

– Management agreement with Peachtree in Atlanta

 

– Increasing retransmission revenues

– Expanding *The Better Show's* national footprint

  

Agenda

- ❖ Meredith Overview

- ❖ National Media Group Growth Strategies

- ❖ Local Media Group Growth Strategies

- ❖ Financial Strategy

National Media Growth Strategies

- ❖ Keep our **creative vibrant and relevant**

- ❖ Prove the **effectiveness of magazine advertising**

- ❖ Increase **consumer revenue**

- ❖ Expand our **digital business**

- ❖ Aggressively pursue **consolidation**

Keep our Creative Vibrant and Relevant

70% Growth
68
115
2001
2013



Adult Readership in Millions

Source: MRI

















Better Homes and Gardens
refresh any room!
FamilyCircle
Parents
136 WAYS TO RAISE A CREATIVE THINKER
american baby
BE A BABY WHISPERER
fitness
TORCH MORE FAT
FLAT ABS, GREAT BUTT
GET OUT!
Every Day with Rachael Ray
44 QUICK WEEKNIGHT MEALS
MAKE PIZZA ON YOUR STOVE!
FamilyFun
creativity begins at home
EatingWell
43 QUICK & HEALTHY FALL RECIPES
RED-HOT & DELICIOUS

Prove Effectiveness of Magazine Advertising

- **Food:**
  - #1 player
  - 20% share





SAVE, SAVE, SAVE!
Every Day with Rachael Ray
FRESH FAST FUN SUPPERS!
GAME NIGHT!
EAT YOUR WAY TO BETTER SLEEP
allrecipes
top-rated recipes from the best home cooks!
STRESS-LESS WEEKNIGHT MEALS

EatingWell
Every Day
BEST NEW COMFORT FOOD!

EatingWell.com
HEALTHY IN A HURRY
shoppinglist
allrecipes.com

- **Parenthood:**
  - #1 player
  - 40% share





FamilyFun
7 secrets of fun families
Parents
raise a kid who won't give up
calm your crying baby
HOPPY EASTER!

american baby
FamilyFun
get outdoors!

baby names

american baby
FREE Money Saving Coupons
FOR MORE FREE OFFERS, GO TO www.americanbaby.com/free TODAY!

- **Home:**
  - #1 player
  - 40% share





Better Homes and Gardens
GREAT GET-TOGETHERS

make it yourself
70+ Amazing Crafts to Make Now!

KITCHEN + BATH IDEAS
Fresh Updates

TRADITIONAL HOME
Reinvent your Rooms
Midwest Living
CELEBRATE SPRING!

Must Have Recipes
veggie love

Innovating with the Meredith Sales Guarantee







July 25, 2011

AdvertisingAge

http://adage.com

Meredith Guarantees Top Advertisers Sales Gains

Publisher Promises Free Space if Marketers Don't Meet Pre-arranged ROI Goal

By Nat Ives

Meredith, the publisher of large-circulation magazines such as Better Homes and Gardens and Ladies' Home Journal, is beginning to guarantee some of its biggest advertisers that major ad campaigns in Meredith titles will actually increase their sales by a certain amount.

If a guaranteed campaign doesn't make cash registers ring as much as Meredith promises, the company will make the advertiser whole -- most likely by providing ad space for free until it has delivered the return on investment that it pledged.

Many details will be hammered out on a case by case basis, but the program is the latest step toward greater accountability for media sellers and more assurance for marketers scrutinizing every dollar they spend.

"We've been hearing over and over again, and stronger in the past few years, that clients are demanding ROI," said Tom Harty, president of Meredith's National Media Group, which houses the company's magazines. "They're being challenged by their CEOs and their procurement officers to prove that they're generating sales."

Time Inc. recently began guaranteeing Starcom MediaVest clients making big enough ad buys that a certain number of people will recall their ad campaigns or respond in some way, whether by buying the product, visiting its website, calling an 800 number or telling a friend about it. Some independent magazines promise qualifying advertisers that they will generate more reader recall or response than most of the other titles the advertisers use.

But most magazines, like most media sellers and ad buyers, rely on measures less directly linked with actual ad performance. "The medium of magazines has used proxies for proof of performance like a circulation statement," said Britta Ware, VP-research solutions at Meredith's National Media Group. "And an ad agency and a procurement officer has used price as a proxy for value."

No magazines seem to have specifically guaranteed sales lift before now. "We are defending print a little bit," Mr. Harty said.

Ad buyers and marketers might appreciate the move. "As an agency, we are really focused on changing our own compensation to be tied to performance," said Jacki Kelley, global CEO at Universal McCann. "So to see a media company do the same is really encouraging."

(Continued on back)

Objective:

Prove that advertising in Meredith magazines drives sales…and guarantee it!



meredith SALES GUARANTEE analytics by nielsen

- 30+ participating brands
- Average sales lift = +9%
- Average ROI = $7.81

Increase Consumer Revenue

❖ Move consumers to credit card auto renewal

❖ Increase price points for subscriptions

❖ Encourage tablet adoption

❖ Increase online subscription acquisition and renewal

Successfully Migrating Consumers Online

Online Subscriptions



Year	Subscriptions
2009	0.8
2011	1.4
2013	5.5
2014 Target	7.2

#s in millions

Growing Brand Licensing Activities











MDVIP
10 Ways to Sneak In a Workout
fitness
1,500-Calorie Level

Digital syndication

Better for less
Better Homes and Gardens Products
Only at Walmart
Get the Better Homes and Gardens look in every room of your house with our editor-inspired pieces.
Walmart
Save money. Live better.

Retail products

Furniture

meredith
brand licensing

Floral
arrangements

Better Homes and Gardens
父母世界 Parents
Наш домашний
Better Homes and Gardens

International
media licensing





Better Homes and Gardens.
REAL ESTATE

Real Estate

Expanding Our Digital Business

Monthly Unique Visitors

FOOD



allrecipes.com
Recipe.com
EatingWell
EveryDay

30 Million

HOME



Better Homes and Gardens
WIN DECOR PRIZES!
Watch: How to Arrange Living Room Furniture
Midwest Living
TRADITIONAL HOM

12 Million

MOMS



Parents
ONLY $7.99
FamilyFun Magazine
American Baby Magazine
parenting
babytalk
FamilyCircle

11 Million

LIFESTYLE



divine caroline
fitness
FULL YEAR
Journal
MORE

5 Million

Expanding the Allrecipes Brand

- No. 1 recipe site in the U.S. and world
- 30 million monthly unique visitors
- No. 1 food recipe channel on YouTube
- No. 1 downloaded Android, iPhone and iPad recipe applications
- **Growth plan is being successfully executed across business:**
  - **Print**
  - **Television/Video**
  - **Tablet/Mobile**
  - **Social media**
  - **International**







allrecipes.com
Recipe of the Day
Daisy Brand Chicken Nachos
Featured Videos
The Ultimate Steak Sandwich
NEW! Menu Planner
Good Food Tastes Better with a Dollop of Daisy
Popular Collections

"Top 50 App!"
-TIME Magazine
Recipe Details

The New Allrecipes Magazine

- Guaranteed 650,000 ratebase
- Six-time annual frequency
- Excellent advertiser response





















allrecipes
stir things up
WE'RE BRAND NEW!
Cookies with 1,000+ rave reviews!
Make-ahead breakfast casseroles
5-star comfort food
kitchen gifts you like to give (and get!)
fast, easy, awesome chicken
DECEMBER/JANUARY 2014
PERFECT PRIME RIB, PAGE 57
PARTY TIME, PAGE 60
POTATO PANCAKES, PAGE 88
SOUP SUPERSTAR, PAGE 118
WEEKNIGHT FAVES, PAGE 98

National Media Group Summary

- Investing to keep our **brands relevant** and grow consumer connection
- Proving magazine advertising effectiveness with **Meredith Sales Guarantee**
- Implementing circulation, licensing and commerce strategies to **increase consumer-generated revenues**
- **Expanding our digital business** including online, mobile, video, social
- Aggressively pursuing **industry consolidation:**


BOOST YOUR ENERGY
fitness
FLAT ABS!
How to Live Slim in a Fat World

Parents

FamilyCircle

EatingWell
43 QUICK & HEALTHY FALL RECIPES
RED-HOT & DELICIOUS

allrecipes.com
Search
RECIPE BOX
SHOPPING LISTS
MENU
How to Make Buttermilk Fried Chicken Chef John's buttermilk fried chicken is impossibly crispy and tasty. »
PHOTO BY: Dixie'sMom

EveryDay with Rachael Ray
44 QUICK WEEKNIGHT MEALS
MAKE PIZZA ON YOUR STOVE!
20 secrets to GREAT ITALIAN FOOD
BACKYARD PARTY

FamilyFun
creativity begins at home

Agenda

❖ Meredith Overview

❖ National Media Group Growth Strategies

❖ Local Media Group Growth Strategies

❖ Financial Strategy

Strong Broadcast Financial Performance

Revenues



$ in millions

Operating Profit



$ in millions

27

Local Media Group Growth Strategies

❖ Grow **advertising** revenues

❖ Increase **retransmission** revenues

❖ Embrace **new platforms**

❖ Expand **portfolio** of television stations

Grow Advertising Revenues



$257

$24

$233

FY09

$291

$35

$256

FY11

$308

$39

$269

FY13

■ Non-political advertising   ■ Political advertising

#s in millions

Increase Retransmission Revenues

Network Affiliation (Market)	Renewal Date
CBS (Hartford & Springfield)	**April, 2016**
CBS (St. Louis)	**December, 2016**
CBS (Atlanta, Kansas City, Phoenix, Saginaw)	**April, 2017**

      

FOX (Portland, Las Vegas, Greenville)	**December, 2017**

  

Embrace New Platforms

Annual Website Page Views



1 Billion

650

560

410   430

FY09   FY10   FY11   FY12   FY13

#s in millions





Embrace New Platforms

The Better Show

❖ Daily lifestyle program syndicated in 160 markets

❖ Renewed for 7th season

❖ Secured national cable distribution on the Hallmark Channel – 90 million U.S. homes

❖ Syndication fee plus added exposure

Custom Video Creation

❖ Significant native advertising with K-Mart and Mohawk Carpet







Expanding Portfolio of Stations

Phoenix: Market 12



❖ Powerful independent station

❖ Produces the most local news in Arizona



❖ One of leading CW affiliates

❖ Attracts younger demographic

St. Louis: Market 21



❖ Strong CBS affiliate

❖ Ranks #1 in midday, evening and late news

Details of Television Station Acquisitions

Purchase price: **$407.5 million**

Expected revenue: **$105-$115 million**

Estimated EPS accretion: **$0.16-$0.18[1]**

Pro-forma leverage: **2.5X debt-to EBITDA**

Expected close: **First half calendar 2014**

(1) Estimate based on run-rate earnings per share accretion in first full year post-close

Local Media Group Summary

❖ Growing **non-political and political advertising** revenues

❖ Increasing **retransmission** revenues

❖ Embracing **new platforms** including digital, mobile and original programming

❖ Expanding our **portfolio** of television stations



Agenda

❖ Meredith Overview

❖ Local Media Group Growth Strategies

❖ National Media Group Growth Strategies

❖ Financial Strategy

Commitment to Total Shareholder Return

1. Current annualized dividend of $1.63 per share

2. $100 million share repurchase program

3. Ongoing strategic investments to scale business and build shareholder value



History of Growing Dividends



Annual Dividends

16% CAGR

$0.38 — 2003
$0.56 — 2005
$0.74 — 2007
$0.90 — 2009
$1.15 — 2011
$1.63 — 2013

42% increase over 2 years

History of Buying Back Stock



$ in millions
Cumulative

Two-Year TSR Results Exceeding Top Quartile

**Expected Future Returns
In October 2011**

**Actual Returns
Oct. 2011 – Oct. 2013**





*Multiple sources including BCG Investor Survey, Value Line and Bloomberg
* Represents the period of Oct. 25, 2011 to Oct. 24, 2012*

Fiscal 2014 Earnings Per Share Outlook

Second Quarter: **$0.65 to $0.70**

Full Year: **$2.60 to $2.95**
(Established July 25, 2013)



Strong Investment Thesis

1. **Powerful media and marketing company:**

   A) Trusted national brands and an unrivaled female reach

   B) Leading full-service global digital marketing agency

   C) Portfolio of highly-rated television stations in fast-growing markets

   D) Creative advertising and marketing solutions for clients

2. **Experienced management team with a proven record of operational excellence and value creation**

3. **Committed to Total Shareholder Return strategy**

